PREMIUM NICKEL RESOURCES LTD. ANNOUNCES UPSIZE TO PREVIOUSLY-ANNOUNCED EQUITY FINANCING

Aggregate $22 Million Equity and Debt Financing Package After Upsize of Offering

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Toronto, Ontario - December 4, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) (the "Company") is pleased to announce, further to its news release issued on December 3, 2023, that the Company, together with Cormark Securities Inc., on behalf of BMO Capital Markets, as co-lead agent, and a syndicate of agents (collectively, the "Agents"),  have agreed to increase the size of their previously-announced "best efforts" private placement of common shares of the Company (the "Common Shares") at a price of $1.20 per Common Share to aggregate gross proceeds of up to approximately $17 million (the "Offering").

After giving effect to the upsize of the Offering, the Company's proposed equity and debt financing package of $22 million comprises:

  Brokered Private Placement: a "best efforts" private placement Offering of up to 14,166,700 Common Shares at a price of $1.20 per Common Share for aggregate gross proceeds of up to approximately $17 million; and

  Amended Term Loan: a second amended and restated commitment letter between the Company and Cymbria Corporation to, inter alia, amend the terms of their existing term loan to increase the principal amount of the loan from $15,000,000 to $20,882,353(the "Amended Term Loan"), which, upon closing of the Amended Term Loan, would result in additional gross proceeds to the Company of $5,000,000.

Other than the upsize of the Offering, all other details of the proposed debt and equity financing remain as disclosed in the news release of the Company issued on December 3, 2023 and entitled "Premium Nickel Resources Ltd. Announces Proposed $20 Million Equity and Debt Financing Package".

The Offering is expected to close on or about December 14, 2023, or such other date as the Company and the Agents may agree and remains subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and based on expectations, estimates and projections as at the date of this news release. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements pertaining to the terms of the Offering and the Amended Term Loan; the use of proceeds of the Offering and the Amended Term Loan; the timing and ability of the Company to close the Offering and the Amended Term Loan; the Company's ability to obtain all regulatory approvals, including the approval of the TSX Venture Exchange; and certain fees and commissions payable under the Offering.

Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; assumptions, limitations and qualifications in the Selkirk Technical Report and Selebi; the timing and ability of the Company to receive necessary regulatory approvals; planned exploration programs and expenditures; the Company's ability to establish a mineral resource estimate for the Selebi Mine; the ability to the Company to expand mineral resources beyond current mineral resources estimates; the utility of any historical data in respect of the Selkirk Mine and Selebi Mine; the results of any testing; the ability of exploration activities (including drill results) to accurately predict mineralization; the significance of metallurgical results; current conditions and expected future developments; current information available to the management of the Company; mining activities and the business of mineral exploration; the general business and prospects of the Company; public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and the Company's assumptions, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and risks and other factors that may affect the assumptions and forward‐looking statements made in this news release concerning the Company, please refer to (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Investors are cautioned not to put undue reliance on forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of such document only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.